# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CBL International Ltd, CIK 0001914805
CUSIP: G1991X125
Title of class of securities: Class B Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Level 23-2 Permata Sapura,, Kuala Lumpur City Centre, Kuala Lumpur, Malaysia (N8), 50088
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-24-011142
Filed by CIK 0001948937

## Reporting persons
- Straits Energy Resources Berhad: type of reporting person: corporation (CO); citizenship or place of organization: Malaysia (N8); sole voting power 7,504,636; shared voting power 0; sole dispositive power 7,504,636; shared dispositive power 0; aggregate amount beneficially owned 7,504,636 (52.39% of the class)
  Comment: *The calculation of this percentage is based on 14,325,327 Class B ordinary shares issued and outstanding based on the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 17, 2026.

## Item 1. Issuer
Name of issuer: CBL International Ltd
Address of issuer's principal executive offices: Level 23-2 Permata Sapura, Kuala Lumpur City Centre, Kuala Lumpur, N8 50088

## Item 2. Person Filing
Name of person filing: Straits Energy Resources Berhad
Address of principal business office or, if none, residence: B-07-06, Plaza Mont Kiara, 2, Jalan Kiara, Mont Kiara, 50480 Kuala Lumpur, Malaysia
Citizenship: Malaysia

## Item 4. Ownership
Amount beneficially owned: 7,504,636
Percent of class: 52.39%
Sole power to vote or to direct the vote: 7,504,636
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,504,636
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Straits Energy Resources Berhad: /s/ Kam Choy Ho, Kam Choy Ho / Director (07/17/2026)